

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 29, 2011

J. Tyler Haahr
Chief Executive Officer
Meta Financial Group, Inc.
121 East Fifth Street
Storm Lake, Iowa 50588

**Re: Meta Financial Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed December 13, 2010
File No. 0-22140**

Dear Mr. Haahr:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Hugh West
Branch Chief